EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

March 2023

Item 3 News Releases

News releases dated March 14, 2023

Item 4 Summary of Material Change

On March 14, 2023, the Company announced the closing of its brokered private placement offering pursuant to which the Company issued 15,000,000 units of the Company (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $1,500,000 (the “Brokered Offering”). The Brokered Offering was led by Bloom Burton Securities Inc., as lead placement agent and Research Capital Corp.

Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.15 at any time up of 60 months from the closing of the Brokered Offering.

The net proceeds from the Brokered Offering will be used by the Company for the purposes described in the amended and restated offering document (the “Offering Document”) of the Company dated March 10, 2023.

Mr. Doroudian, Chief Executive Officer of the Company, purchased 2,000,000 Units for a purchase price of $200,000.00. The participation of Mr. Doroudian in the Brokered Offering constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101”). The transaction is exempt from the formal valuation requirements of MI 61-101 as none of the securities of the Company are listed on a prescribed stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 as, at the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report with respect to the participation of Mr. Doroudian at least 21 days prior to the closing of the Offering as Mr. Doroudian’s participation was not determined at that time.

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Concurrent with the closing of the Brokered Offering, the Company closed a non-brokered private placement pursuant to which the Company issued 3,571,429 units of the Company (“Non-Brokered Units”) at a price of US$0.07 per Non-Brokered Unit for aggregate gross proceeds of $357,143 (US$250,000) (the “Non-Brokered Offering”). Each Non-Brokered Unit is comprised of one Common Share and Warrant. Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$0.11 at any time up of 60 months from the closing of the Non-Brokered Offering. The Non-Brokered Units sold pursuant to the Non-Brokered Offering will be subject to a four month hold period pursuant to applicable Canadian securities laws.

Item 5 Full Description of Material Change

Refer to Item 4 and the news releases in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

March 14, 2023

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SCHEDULE “A”

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

CORRECTION - BetterLife Closes $1,857,143 of Private Placement

VANCOUVER, British Columbia, March 14, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU) announces a correction to its press release entitled “BetterLife Closes $1,857,143 of Private Placement” issued today (the “Initial Press Release”).

The Initial Press Release incorrectly stated, in paragraph one, “1,500,000 units of the Company”. It should read “15,000,000 units of the Company”. This correction does not change any other information reported in the Initial Press Release, as seen below:

VANCOUVER, British Columbia, March 14, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU) , an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce the closing of its brokered private placement offering pursuant to which the Company issued 15,000,000 units of the Company (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $1,500,000  (the “Brokered Offering”).  The Brokered Offering was led by Bloom Burton Securities Inc., as lead placement agent and Research Capital Corp.

Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.15 at any time up of 60 months from the closing of the Brokered Offering.

The net proceeds from the Brokered Offering will be used by the Company for the purposes described in the amended and restated offering document (the “Offering Document”) of the Company dated March 10, 2023.

Mr. Doroudian, Chief Executive Officer of the Company, purchased 2,000,000 Units for a purchase price of $200,000.00. The participation of Mr. Doroudian in the Brokered Offering constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The transaction is exempt from the formal valuation requirements of MI 61-101 as none of the securities of the Company are listed on a prescribed stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 as, at the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report with respect to the participation of Mr. Doroudian at least 21 days prior to the closing of the Offering as Mr. Doroudian’s participation was not determined at that time.

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Concurrent with the closing of the Brokered Offering, the Company closed a non-brokered private placement pursuant to which the Company issued 3,571,429 units of the Company (“Non-Brokered Units”) at a price of US$0.07 per Non-Brokered Unit for aggregate gross proceeds of $357,143 (US$250,000) (the “Non-Brokered Offering”). Each Non-Brokered Unit is comprised of one Common Share and Warrant. Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$0.11 at any time up of 60 months from the closing of the Non-Brokered Offering. The Non-Brokered Units sold pursuant to the Non-Brokered Offering will be subject to a four month hold period pursuant to applicable Canadian securities laws.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

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Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

BetterLife Closes $1,857,143 of Private Placement

VANCOUVER, British Columbia, March 14, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU) , an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce the closing of its brokered private placement offering pursuant to which the Company issued 1,500,000 units of the Company (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $1,500,000  (the “Brokered Offering”).  The Brokered Offering was led by Bloom Burton Securities Inc., as lead placement agent and Research Capital Corp.

Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.15 at any time up of 60 months from the closing of the Brokered Offering.

The net proceeds from the Brokered Offering will be used by the Company for the purposes described in the amended and restated offering document (the “Offering Document”) of the Company dated March 10, 2023.

Mr. Doroudian, Chief Executive Officer of the Company, purchased 2,000,000 Units for a purchase price of $200,000.00. The participation of Mr. Doroudian in the Brokered Offering constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101”). The transaction is exempt from the formal valuation requirements of MI 61-101 as none of the securities of the Company are listed on a prescribed stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 as, at the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report with respect to the participation of Mr. Doroudian at least 21 days prior to the closing of the Offering as Mr. Doroudian’s participation was not determined at that time.

Concurrent with the closing of the Brokered Offering, the Company closed a non-brokered private placement pursuant to which the Company issued 3,571,429 units of the Company (“Non-Brokered Units”) at a price of US$0.07 per Non-Brokered Unit for aggregate gross proceeds of $357,143 (US$250,000) (the “Non-Brokered Offering”). Each Non-Brokered Unit is comprised of one Common Share and Warrant. Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$0.11 at any time up of 60 months from the closing of the Non-Brokered Offering. The Non-Brokered Units sold pursuant to the Non-Brokered Offering will be subject to a four month hold period pursuant to applicable Canadian securities laws.

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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